FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir
+27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
M E D I A R E L E A S E
Chris Thompson To Retire As Chairman of Gold Fields
Johannesburg, October 31, 2005: At a meeting of the board of Gold Fields
Limited (GFI: JSE, NYSE), held on October 30, 2005, Christopher M T
Thompson formally notified the board of his intention to retire as chairman and a member of the board with effect from the end of the annual general meeting of the Company, which will be held in Johannesburg on Thursday,
November 17, 2005.
The board unanimously elected Alan J Wright (64), currently the deputy chairman of Gold Fields, to succeed Thompson as non-executive chairman.
Thompson in early 2005 indicated his intention to step down as chairman of
Gold Fields after the defeat of the Harmony bid. “I leave confident in the knowledge that Gold Fields has now settled down and is stronger for the experience, and well focused on the new challenges that lie ahead,” said
Thompson.
Referring to the appointment of Wright as his successor he said: “Alan is a veteran of the gold mining industry and well equipped to step into the role of
Chairman, and is committed to the strategy of growing the Company internationally.”
The board thanked Thompson for his leadership over the past seven years and especially for the role that he played in building Gold Fields into a truly global company. “During his seven years at the helm he directed Gold Fields from being a largely South African company, producing just more than 2 million ounces of gold per year and with a market capitalization of less than
R7 billion, to become a truly global producer of well over 4 million ounces of gold per year and a market capitalization in excess of R45 billion. He made a lasting contribution in shaping the fortunes of the modern Gold Fields.”
-----------ends -------------
Notes to Editors
Thompson joined Gold Fields as an independent non-executive director in
May 1998. He was appointed as chairman and chief executive officer on
October 7, 1998, a position he held until June 30, 2002, when, on his recommendation, Ian Cockerill was appointed to succeed him as chief executive officer. Thompson remained as chairman from July 1, 2002.
Alan Wright first joined the board of Gold Fields Limited as deputy chairman at the inception of the Company late in 1997. Before that he served as chief executive officer of Gold Fields of South Africa (GFSA), in which capacity he was instrumental in the creation of Gold Fields Limited through the merger of the gold interests of GFSA and Gencor.
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A
Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, S Stefanovich°,T M G
Sexwale, B R van Rooyen, C I von Christierson
‡
American,
†
British, *Canadian,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 October 2005
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs